Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 28, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Ms. Allison White

RE:	Post-Effective Amendment No. 106 to the Registration Statement on Form N-1A of Deutsche Variable Series II (the “Registrant”); (Reg. Nos. 033-11802 and 811-05002)

Dear Ms. White:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephonic conference on March 10, 2015 in regards to the above-captioned Post-Effective Amendment for the Registrant filed with the SEC on February 13, 2015.

 The Staff’s comments are summarized below, followed by the Registrant’s responses:

General:

Comment:                      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:                      The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus:

1. Fees and Expenses of the Fund

Comment:                      a.   For all funds that use short sales, estimates of dividend expense should be included in the fee table.

Response:                      To the extent applicable, dividend expense is included in each fund’s fee table.

Comment:                      b.      To the extent a fund invests in affiliated funds, add affiliated fund expenses in the fee table.

Response:                      The Registrant confirms that any fund that has invested in affiliated funds, has included the line item “Acquired funds fees and expenses” in the fee table.

2. Principal Investment Strategies/Risks

Comment:                      a.  Ensure that each risk in the summary prospectus has a corresponding strategy.

Response:                      Registrant notes each risk in the summary prospectus has a corresponding strategy.  Accordingly, Registrant believes the current disclosure is appropriate.

Comment:                      b.      Deustche Unconstrained Income VIP.  Confirm that the investments in ETFs will conform with the exemptive relief previously granted.

Response:                      Registrant confirms that the fund’s investments in ETFs conforms with the exemptive relief previously granted.

Comment:                      c.      Deutsche Alternative Asset Allocation VIP.  Confirm that the risks included are only those of the underlying funds to the extent they are principal risks.

Response:                      Registrant confirms that each risk listed is a principal risk of the Fund and/or of the Fund’s underlying funds.  Accordingly, Registrant believes the current disclosure is appropriate.

Comment:                      d.      Please explain CROCI risk in plain English.

Response:                      The disclosure has been modified.

Comment:                      e.      DWS Global Equity VIP. “Global” is used to describe how investments are tied economically to countries around the world.  What test does this fund use for “global” (e.g. does it have a 40% test)?

Response:                      With regard to the requirement that the Fund normally have at least 40% of its net assets in foreign investments, the Fund has the following non-fundamental policy in the “Investment Restrictions” section of Part I of its SAI:  Under normal conditions, the fund will have investment exposure to at least three countries and combined direct and indirect exposure to foreign securities, foreign currencies and other foreign investments (measured on a gross basis) equal to at least 40% of the fund’s net assets.  This policy has been added to the Fund’s Statutory Prospectus under the Management process sub-section in the Fund Details section.

Comment:                      f.      DWS Global Equity VIP – and any fund to which the comment applies.  Please explain how derivatives are valued for purposes of the fund’s 80% test (e.g. notional or market value).  This comment applies to any fund that has a Rule 35d-1 test.

Response:                        For purposes of the fund’s 80% investment policy, the fund currently values its derivative positions based upon the marked-to-market value of each position.

Comment:                      g.      DWS Global Growth VIP. “Global” is used to describe how investments are tied economically to countries around the world.  Please discuss the test this fund uses for “global” (e.g. does it have a 40% test).

Response:                      With regard to the requirement that the Fund normally have at least 40% of its net assets in foreign investments, the Fund is currently evaluating the adoption of an appropriate responsive non-fundamental policy.  The Fund notes that as of December 31, 2014, it had approximately 53% of its net assets invested in foreign equities.

Comment:                      h.      Deutsche Large Cap Value VIP.  Please revise in plain English the reference in “Management process” to evaluation of “financial metric inflection points, including company-specific catalysts.”

Response:                      The disclosure has been modified.

Comment:                      i.      Deutsche Alternative Asset Allocation VIP.  In “Fund Details” – clarify whether the risks are principal risks of the fund or of the underlying funds.

Response:                      Registrant confirms that each risk listed is a principal risk of the Fund and/or of the Fund’s underlying funds.  Accordingly, Registrant believes the current disclosure is appropriate.

3. Performance of the Fund

Comment:                      a.      Deutsche Alternative Asset Allocation VIP.  Adjacent to the comparison index for the fund, be sure to include the parenthetical that the index does not include deductions for fees, taxes, etc., to the extent applicable.

Response:                      The disclosure has been modified.

Comment:                      b.      Deutsche Global Income Builder VIP.  Explain why the S&P Target Risk Moderate Index is a sufficiently broad-based market index.

Response:                      The S&P Target Risk Moderate Index is one of four multi-asset class indices that corresponds to a particular risk level, in the S&P Dow Jones Indices’ Target Risk Index Series. The asset class mix is determined once a year.  The index is fully investable, with varying levels of exposure to equities and fixed income through a family of exchange traded funds (ETFs).  Therefore management has identified the S&P Target Risk Moderate Index as the most representative broad-based index option compared to the fund’s strategy.

Comment:                      c.      Deutsche Global Income Builder VIP.  Clarify what the blended index is a blend of.

Response:                      The composition of the Blended Index is included as an end note to the Fund’s performance table. The description of indices used for comparison purposes are found in the appendix of the Fund’s Statutory Prospectus

4. Other

Comment:                      a.      Class B Prospectus.  Same comments as for Class A Prospectus, to the extent applicable.

Response:                      Registrant confirms that all comments made in the Class A prospectus, have been addressed in the Class B prospectus, to the extent applicable.

Statement of Additional Information:

4.         Part I: Fundamental Policies

Comment:                      a.      What is meant by “unless specified to the contrary”, at the beginning of the fifth paragraph under “Investment Restrictions” section?  The policies are fundamental and changes must be approved by a majority of the outstanding shares.

Response:                      The noted disclosure, “unless specified to the contrary”, has been removed.

Comment:                      b.      Deutsche Alternative Asset Allocation VIP.  Please explain how fundamental policy 8, with respect to industry concentration, is applied.

Response:                      In determining compliance with its concentration policy, the Fund does not look through to the underlying Deutsche Funds assets.  As a fund-of-funds, the Fund invests in shares of other Deutsche Fund’s and certain other securities.  For purposes of the Fund’s concentration policy, the Fund looks to the shares of the underlying Deutsche Funds and any other securities held directly by the Fund.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-2565.

Very truly yours,

/s/Caroline Pearson

Caroline Pearson
Managing Director
Deutsche Investment Management Americas Inc.

cc:           John Marten, Esq., Vedder Price P.C.